# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Couchbase, Inc., CIK 0001845022
CUSIP: 22207T101
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3250 Olcott Street, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 03/20/2025
Filed by CIK 0002022284
Persons authorized to receive notices and communications: Della P. Richardson, 405 Colorado Street, Suite 1600, Austin, Texas (TX), 78701, 512-987-7314

## Reporting persons
- Haveli Investments, L.P. (CIK 0002022284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Haveli Cascade Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Haveli Cascade Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Haveli Investments Software Fund I GP, LLC (CIK 0002022122): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Haveli Software Management LLC (CIK 0002022117): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Haveli Investment Management LLC (CIK 0002022286): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Whanau Interests LLC (CIK 0002022120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)
- Brian N. Sheth (CIK 0001782665): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,205,168; sole dispositive power 0; shared dispositive power 4,205,168; aggregate amount beneficially owned 4,205,168 (7.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Couchbase, Inc.
Address of issuer's principal executive offices: 3250 Olcott Street, Santa Clara, California (CA), 95054

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Haveli Cascade Aggregator, L.P. ("Cascade Aggregator")
Haveli Cascade Aggregator GP LLC ("Cascade Aggregator GP")
Haveli Investments Software Fund I GP, LLC ("Software Fund I GP")
Haveli Software Management LLC ("Software Management")
Haveli Investment Management LLC ("Investment Management")
Haveli Investments, L.P. ("Investments")
Whanau Interests LLC ("Whanau")
Brian N. Sheth

The name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of the Reporting Person is listed on Annex A hereto.
Residence or business address: The principal office and business address of each of the Reporting Persons is 405 Colorado Street, Suite 1600, Austin, Texas 78701.
Present principal occupation or employment: The principal business of Mr. Sheth is serving as the Chief Investment Officer of Haveli Investments, L.P. and serving as a managing member, general partner, officer and/or director of certain affiliated entities. The principal business of Software Management is providing investment advice. The principal business of Cascade Aggregator is investing in securities of the Issuer. The principal business of each of the remaining Reporting Persons is serving as the general partner, managing member or similar entity of related entities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Annex A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Annex A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Sheth is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From December 16, 2024 through March 27, 2025, Cascade Aggregator purchased an aggregate 4,205,168 shares of Common Stock in a series of open market transactions for an aggregate consideration of $65,158,770.18. Cascade Aggregator obtained the funds for the acquisition of the securities reported herein through capital contributions of its partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

The Reporting Persons acquired the securities described in this Schedule 13D as part of their investment strategy and they intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. As part of monitoring their investment, the Reporting Persons may also, from time to time, seek to meet with and have discussions with members of management, the Issuer's board of directors (the "Board"), and other securityholders of the Issuer and other relevant parties on a variety of topics regarding strategic opportunities, which may include, but are not limited to, consideration or exploration of potential extraordinary corporate transactions, such as: a merger or similar transaction; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure. To facilitate their consideration of such matters, the Reporting Persons may engage in discussions and exchange information with third parties pursuant to appropriate confidentiality or similar agreements.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 53,100,012 shares of Common Stock outstanding as of February 28, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 25, 2025.

Cascade Aggregator is the record holder of the shares reported herein. Mr. Sheth is the managing member of Whanau, which is the general partner of Investments, which is the sole member of Investment Management, which is the sole member of Software Management, which is the investment adviser to Software Fund I GP, which is the sole member of Cascade Aggregator GP, which is the general partner of Cascade Aggregator. As a result of these relationships, each of the foregoing may be deemed to share beneficial ownership of the securities held of record by Cascade Aggregator.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, the Reporting Persons effected the open market transactions of Common Stock listed on Annex B hereto. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1. Joint Filing Agreement.

## Signatures
- Haveli Investments, L.P.: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (03/27/2025)
- Haveli Cascade Aggregator, L.P.: By: Haveli Cascade Aggregator GP LLC, By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (03/27/2025)
- Haveli Cascade Aggregator GP LLC: By: Haveli Investments Software Fund I GP, LLC, By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (03/27/2025)
- Haveli Investments Software Fund I GP, LLC: By: Whanau Interests LLC, /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (03/27/2025)
- Haveli Software Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (03/27/2025)
- Haveli Investment Management LLC: /s/ Brian N. Sheth, Brian N. Sheth, Manager (03/27/2025)
- Whanau Interests LLC: /s/ Brian N. Sheth, Brian N. Sheth, Managing Member (03/27/2025)
- Brian N. Sheth: /s/ Brian N. Sheth, Brian N. Sheth (03/27/2025)